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02 JUN 13 AM 11:09

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of : X Schedule A
Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER:	DRC RESOURCES CORPORATION
ISSUER ADDRESS:	595 HOWE STREET , SUITE 601 VANCOUVER, B.C. V6C 2T5
ISSUER PHONE NUMBER:	(604) 687-1629
ISSUER FAX NUMBER:	(604) 687-2845
CONTACT PERSON:	MR. JOHN KRUZICK
CONTACT POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 687-1629
CONTACT E-MAIL ADDRESS:	drcresources@uniserve.com
WEB SITE ADDRESS:	www.drcresources.com
FOR QUARTER ENDED:	MARCH 31, 2002
DATE OF REPORT(YY/MM/DD):	02/05/20

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

JOHN KRUZICK **DIRECTOR'S NAME**	*"JOHN KRUZICK"* **SIGN(TYPED)**	02/05/20 **DATE SIGNED** **(YY/MM/DD)**
SHARON ROSS **DIRECTOR'S**	*"SHARON ROSS"* **SIGN(TYPED)**	02/05/20 **DATE SIGNED** **(YY/MM/DD)**

(Signatures should be entered in TYPED from in quotations)

dlw 6/18

02034816

DRC RESOURCES CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

(Unaudited - See Notice to Reader)

2

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the interim consolidated balance sheet of DRC Resources Corporation as at March 31, 2002 and the interim consolidated statements of operations and deficit, and cash flows, and schedule of resource properties for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
May 20, 2002

Beauchamp & Company
Chartered Accountants

#205 - 788 Beatty Street • Vancouver, B.C. V6B 2M1 • Tel (604) 688-2850 • Fax (604) 688-2777
email: lbeauchamp@intouch.bc.ca

DRC RESOURCES CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2002 AND DECEMBER 31, 2001
(Unaudited - See Notice to Reader)

	Mar. 31/02	(Note 14) Dec. 31/01
ASSETS		
CURRENT ASSETS		
Cash and term deposits	$ 3,885,602	$ 3,816,120
Marketable security	2,750	3,750
Amounts receivable - government	287,795	447,799
Prepaid expenses	13,101	13,276
	4,189,248	4,280,945
RESOURCE PROPERTIES - SCHEDULE (Notes 2 and 3)	1,686,927	1,603,871
CAPITAL ASSETS (Notes 2 and 4)	17,274	14,367
	$ 5,893,449	$ 5,899,183
LIABILITIES		
CURRENT LIABILITIES		
Account payable and accruals	$ 55,076	$ 36,202
FUTURE INCOME TAXES (Note 5)	283,682	296,410
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	7,169,878	7,133,578
DEFICIT	(1,615,187)	(1,567,007)
	5,554,691	5,566,571
	$ 5,893,449	$ 5,899,183

COMMITMENTS (Note 12)

APPROVED BY THE BOARD:

[signature] **Director**

Sharon L Ross **Director**

See accompanying notes.

DRC RESOURCES CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(Unaudited - See Notice to Reader)

	2002	2001
INCOME		
Interest and other	$ 32,517	$ 70,504
Oil and gas royalties	538	518
Foreign exchange gain	383	14,260
	33,438	85,282
EXPENSES		
Bank charges	183	123
Consulting and management	6,166	5,600
Amortization	1,055	-
Dues and subscriptions	8,823	415
Management services	12,200	-
Office, secretarial services and stationary	25,947	11,669
Professional fees	3,565	-
Regulatory fees	3,427	1,493
Rent	4,786	6,344
Telephone	1,259	697
Transfer agent	728	904
Travel and promotion	25,207	8,977
Write-off of mineral claim interests	-	-
Write-down of marketable security	1,000	-
	94,346	36,222
(LOSS) NET INCOME FOR THE PERIOD BEFORE INCOME TAXES	(60,908)	49,060
FUTURE INCOME TAXES (Note 5)	12,728	-
(LOSS) NET INCOME FOR THE PERIOD	(48,180)	49,060
DEFICIT, BEGINNING OF PERIOD	(1,567,007)	(1,235,213)
DEFICIT, END OF PERIOD	$ (1,615,187)	$ (1,186,153)
(LOSS) EARNINGS PER SHARE	$ (0.01)	$ 0.01

See accompanying notes.

DRC RESOURCES CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(Unaudited - See Notice to Reader)

	2002	2001
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
(Loss) Net Income for the period	$ (48,180)	$ 49,060
Items not requiring cash:		
Amortization	1,055	-
Write-off of mineral claim interests	-	-
Write-down of marketable security	1,000	-
Future income taxes	(12,728)	-
	(58,853)	49,060
Net change in non-cash working capital items	191,015	(88,179)
Cash Provided (Used For) By Operating Activities	132,162	(39,119)
INVESTING ACTIVITIES		
Payments of resource property costs	(58,718)	(119,731)
Acquisition of capital assets	(3,962)	(2,879)
Cash Used For Investing Activities	(62,680)	(122,610)
FINANCING ACTIVITIES		
Share capital issued for cash	-	-
Cash Provided By Financing Activities	-	-
INCREASE (DECREASE) IN CASH	69,482	(161,729)
CASH, BEGINNING OF PERIOD	3,816,120	5,079,789
CASH, END OF PERIOD	$ 3,885,602	$ 4,918,060
CASH COMPRISES:		
Cash	$ (711)	$ (8,576)
Term deposits	3,886,313	4,926,636
	$ 3,885,602	$ 4,918,060

See accompanying notes.

DRC RESOURCES CORPORATION
SCHEDULE OF RESOURCE PROPERTIES
FOR THE THREE MONTHS ENDED MAR. 31, 2002 AND YEAR ENDED DEC. 31, 2001
(Unaudited - See Notice to Reader)

Acquisition Costs

	Mar 31/02	(Note 14) Dec 31/01
Kamloops "Afton" Claims	$ 361,734	$ 301,733
Kamloops Ajax - Python Claims	48,621	48,621
Alberta Mineral Permits	6,000	6,000
Timmins, Ontario Claims	1	1
Texas Oil and Gas Property	110,867	110,867
Balance, End Of Period	527,223	467,222

Deferred Exploration Costs

	Afton Claims	Ajax - Python Claims	Other	Mar 31/02	Dec 31/01
Balance, Beginning Of Period	$ 1,077,464	$ 59,185	$ -	1,136,649	657,641
Assays and testing	-	-	-	-	44,905
Drilling	36	-	-	36	809,873
Engineering	22,811	-	-	22,811	116,996
Geological consulting	27,000	-	-	27,000	268,462
Labour	3,270	-	-	3,270	36,918
Supplies and equipment	307	-	-	307	7,818
Travel and accommodation	4,018	-	-	4,018	52,157
Staking and filing fees	-	-	-	-	11,617
Miscellaneous	1,275	-	-	1,275	3,698
Grant recoveries	(11,963)	-	-	(11,963)	(412,375)
Tax effect of flow through shares	(23,699)	-	-	(23,699)	(396,200)
	23,055	-	-	23,055	543,869
Costs written-off	-	-	-	-	(64,861)
	23,055	-	-	23,055	479,008
Balance, End Of Period	$ 1,100,519	$ 59,185	$ -	1,159,704	1,136,649
Resource Properties				$1,686,927	$ 1,603,871

See accompanying notes.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited - See Notice to Reader)

1. NATURE OF BUSINESS

DRC Resources Corporation is a public company incorporated under the Company Act (British Columbia). The common shares of the Company are listed on the TSX Venture Exchange ("TSXV").

The Company is in the process of exploring its resource properties to determine whether the properties contain ore reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown as resource properties are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its resource properties.

Although the Company has taken steps to verify title to resource properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principals of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

b) Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these interim consolidated financial statements and accompanying notes. Significant areas of estimate relate to impairment of investments, resource properties and related deferred exploration costs, future site restoration costs, and future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the interim consolidated financial statements of future changes in such estimates could be material.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited - See Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c) Resource Properties

i) Mineral Interests

The Company capitalizes acquisition and related exploration costs of mineral interests until such time as the mineral property to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral property is abandoned. Mineral option payments are recorded when received and are charged against the related mineral claim interest cost. General exploration, overhead and administration costs are expensed in the period they are incurred.

ii) Oil and Gas Interests

The acquisition, drilling and completion costs of oil and gas interests are capitalized when incurred. If proven to be productive, these costs are charged to operations over the producing life of the property by annual provisions for depletion calculated on a unit of production basis; otherwise, if abandoned, the costs less accumulated amortization are charged to operations. All oil and gas property interests are royalty interests and are held in the United States.

c) Marketable Securities

The following portfolio investments are recorded at the lower of cost and market value:

Name Of Issuer	Class Of Security	Quantity	Cost Of Securities	Market Value Of Securities Mar 31/02	(Note 14) Market Value Of Securities Dec 31/01
Planet Ventures Inc.	Common shares	25,000	$ 5,750	$ 2,750	$ 3,750

e) Capital Assets

Capital assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 20% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

f) Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current period's operations.

g) Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the periods in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

h) Adoption of New Accounting Standards

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act of Canada ("the Act"). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no tax deduction to the Company.

Commencing in December 31, 2001, the Company reduced share capital and deferred exploration costs for the 2001 year by the estimated amount of the related future tax liability when the capital expenditures are incurred. The prior quarterly financial information has not been restated to reflect this change.

i) Loss Per Share

Loss per share data is computed by dividing net loss by the weighted average number of common shares and common share equivalents outstanding during the period. Shares issuable upon the exercise of share purchase warrants and stock options were excluded from the computation of loss per share because their effect would be anti-dilutive.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited - See Notice to Reader)

3. RESOURCE PROPERTIES

- Kamloops, B.C. "Afton" Mineral Property

The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, being 1,000,000 shares on effective date of the shareholders' approval of the agreement, and 200,000 shares annually for the next five years beginning in year 2, a work commitment of $6,500,000 over nine years and a 10% net profit royalty. Minimum work commitments vary from $400,000 to $1,000,000 each year and are $400,000 in year one and $600,000 in year two. The property must be in production within ten years of agreement date, or the property reverts to the vendors. On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement.

During the quarter ending, March 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year 2. The value as per the terms of the agreement was $0.30 per share for a total cost to the Company of $60,000. Claim work completed has extended the claims in good standing until March 8, 2011.

The President of the Company has a one-half interest in the option agreement above as one of the optionors. (See Notes 8 and 12)

- Kamloops, B.C., Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 62 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a fair value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2004 - 2007.

The Company entered into a joint venture agreement dated April 4, 1999 with Planet Ventures Inc. (formerly Footwall Explorations Inc.), a CDNX listed public company, for them to acquire a 50% interest in the Python Claim Group. Consideration to be received was 100,000 common shares of Planet Ventures Inc. (25,000 shares per year) and they were to incur cumulative exploration expenditures of $400,000 over four years. The Company received 25,000 shares of Planet Ventures Inc. upon signing the agreement, subject to a one-year hold period, and Planet Ventures Inc. incurred exploration expenditures of $29,675 during the year. The Company and Planet Ventures Inc. by mutual agreement, terminated the option agreement on March 29, 2000.

- Alberta Mineral Property

The Company acquired, on October 23, 2000, twelve metallic and industrial mineral permits located in Northern Alberta. These permits are in good standing until April 12, 2003.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited - See Notice to Reader)

3. RESOURCE PROPERTIES

- Timmins, Ontario, Mineral Property

The Company has a 100% interest in 11 units (440 acres) located in the Porcupine Mining division of Ontario. The mineral claims are in good standing until October 14, 2005.

- Oil and Gas Property, Texas, U.S.A.

The Company owns a 25% interest in approximately 358 acres of land located in Texas, U.S.A., which land provide its oil and gas property royalty interests.

4. CAPITAL ASSETS

			Net Book Value	
		Accumulated		(Note 14)
	Cost	Depreciation	Mar 31/02	Dec 31/01
Office equipment	$ 27,406	$10,132	$17,274	$14,367

5. INCOME TAXES

a) Net Income (loss) before income taxes are as follows:

	Three Months Ended Mar 31/02	(Note 14) Year Ended Dec 31/01
Canada	$ (61,450)	$ (36,625)
U.S.A.	542	1,241
TOTAL	$ (60,908)	$ (35,384)

b) The provision for recovery of income taxes consist of the following:

	Three Months Ended Mar 31/02	(Note 14) Year Ended Dec 31/01
Future		
Canada	$ (12,728)	79,425
U.S.A.		-
TOTAL Future Income (Recovery) Tax Expense	$ (12,728)	$ 79,425

5. INCOME TAXES (CONT'D)

c) Temporary differences that give rise to future income taxes are as follows:

	Three Months Ended Mar 31/02	(Note 14) Year Ended Dec 31/01
Long-term future tax liability		
Resource Properties	$ (287,601)	$ (302,166)
Capital Assets	3,919	5,756
TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$ (283,682)	$ (296,410)

d) Temporary differences that could give rise to future income tax assets:

	Three Months Ended Mar 31/02	(Note 14) Year Ended Dec 31/01
Long-Term Future Income Tax Assets		
Loss carry forwards	$ 199,360	$ 165,536
Share issue costs	121,600	132,326
	320,959	297,862
Total Long-Term Future Income Tax Assets		
Less valuation allowance	320,959	297,862
NET LONG-TERM FUTURE INCOME TAX ASSETS	$ -	$ -

e) Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

	Mar 31/02	(Note 14) Dec 31/01
Canadian Exploration Expenses	$ 473,596	$ 316,748
Canadian Development Expenses	$ 376,565	$ 413,596
Undepreciated Capital Costs	$ 28,465	$ 29,165
Share Issue Costs	$ 306,915	$ 333,988
Non-Capital Losses, expiring at various date to 2009	$ 503,179	$ 417,810

6. SHARE CAPITAL

a) Authorized
40,000,000 common shares without a par value

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited - See Notice to Reader)

6. SHARE CAPITAL (CONT'D)

b) Issued

	Three Quarters Ended March 31, 2002		(Note 14) Year Ended December 31, 2001	
	Number Of Shares	Amount	Number Of Shares	Amount
Balance, beginning of period	8,283,766	$ 7,133,578	6,680,516	$ 2,669,341
Issued for cash:				
Exercise of options			211,000	47,300
Exercise of warrants				-
Exercise of special warrants and flow-through entitlements			1,392,250	4,813,137
Tax effect of flow-through special warrants		(23,700)		(396,200)
Issued for mineral property	200,000	60,000		-
Balance, end of period	8,483,766	7,169,878	8,283,766	$ 7,133,578

- Year 2002

During the first quarter ending March 31, 2002, 200,000 shares were issued at a price of $0.30 per share for the 2001 year option payment in accordance with the Afton property option agreement..

- Year 2001

The Company issued 160,000 common shares for share options exercised at $0.20 per share and 51,000 common shares for options exercised at $0.30 per share.

1,392,250 special warrants were exercised during the year. The net proceeds were transferred to share capital.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited - See Notice to Reader)

6. SHARE CAPITAL (CONT'D)

c) Stock Options

The Company does not have an established share purchase option plan. However, from time to time, the board of directors may grant options to directors, officers, employees or consultants subject to the approval of the regulatory authorities.

Stock Options Outstanding

	Options Outstanding	Option Price
Balance, December 31, 1999	423,000	
Exercised	(138,000)	$0.20
Exercised	(74,000)	$0.30
Granted	453,000	$4.00*
Balance, December 31, 2000	664,000	
Cancelled	(25,000)	$7.00
Exercised	(160,000)	$0.20
Exercised	(51,000)	$0.30
Granted	90,000	$4.00*
Balance, December 31, 2001	518,000	
Granted	320,000	$3.00
Balance, March 31, 2002	838,000	

*option price amended from $7.00 to $4.00 in year 2001 and from $4.00 to $3.00 subsequent to March 31, 2002.

The expiry dates of the options are:

September 13, 2002	428,000	options @ $4.00*
May 9, 2003	90,000	options @ $4.00*
February 1, 2004	320,000	options @ $3.00

*options amended from $4.00 to $3.00 subsequent to March 31, 2002.

7. SPECIAL WARRANTS

On August 3, 2000 the Company, by a brokered private placement, issued 1,304,750 special warrants and 100,000 agents special warrants at a price of $4.00 per special warrant. Each special warrant was exchangeable for one common share and one non-transferable share purchase warrant at an exercise price of $5.00 up to December 15, 2001 entitling the holder to purchase one common share. The special warrants issued to Ontario residents were exchanged for common shares pursuant to a final prospectus dated August 3, 2001. During the year ended December 31, 2001, 1,392,250 (2000 - 12,500) warrants were exercised for common shares (See Note 6(b)). No share purchase warrants were exercised and all expired December 15, 2001.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited - See Notice to Reader)

8. RELATED PARTY TRANSACTIONS

	Three Months Ended Mar 31/02	(Note 14) Year Ended Dec 31/01
For consulting, administration and exploration costs charged by a private company controlled by the President/Director of the Company	$ 26,600	$ 113,440
For shares issued in payment on "Afton" property option agreement to the President/Director of the Company. 600,000 shares have been issued to date	$ 30,000	$ -
For secretarial and administrative services charged by a private company which a director has a 50% interest	$ 12,136	$ 33,481

9. SUPPLEMENTARY CASH FLOW INFORMATION

The statement of cash flows reflected the new requirement under Section 1540 of the Canadian Institute of Chartered Accountants Handbook.

For the quarter ended March 31, 2002, the Company conducted non-cash activities as follows:

Financing Activities	
Common shares issued for mineral properties	$ 60,000

10. SEGMENTED INFORMATION

The Company's operations consist of two business segments - oil and gas, which is in the United States and mineral exploration which is in Canada. The other principal assets which are held in Canada consist primarily of cash and term deposits.

	Mar 31/02	(Note 14) Dec 31/01
CANADA		
Current Assets	$ 4,185,961	$ 4,278,201
Resource Properties	1,576,060	1,493,004
Capital Assets	17,274	14,367
	5,779,295	5,785,572
U.S.A.		
Current Assets	3,287	2,744
Resource Property	110,867	110,867
	114,154	113,611
TOTAL ASSETS	$ 5,893,449	$ 5,899,183

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited - See Notice to Reader)

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and term deposits, amounts receivable and accounts payable and accurals. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash and term deposits, amounts receivable and accounts payable and accurals approximate their carrying values due to the relatively short period to maturity of these instruments.

12. COMMITMENTS

The Company, under the terms of the option agreement to acquire the "Afton" Mineral Property, is required to issue an additional 800,000 shares in 200,000 share instalments over the next four years and, to perform a total work commitment of $6,500,000 over nine years. To date $1,944,755 has been expended

During the quarter ending March 31, 2002, the year 2 commitment of 200,000 shares was issued in January and February 2002.

13. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its resourcel properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of property.

14. COMPARATIVE FIGURES

The amounts disclosed in these interim consolidated financial statements as at December 31, 2001, and for the year then ended were subject to an audit engagement.

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of :		Schedule A
	X	Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER:	DRC RESOURCES CORPORATION
ISSUER ADDRESS:	595 HOWE STREET, SUITE 601 VANCOUVER, B.C. V6C 2T5
ISSUER PHONE NUMBER:	(604) 687-1629
ISSUER FAX NUMBER:	(604) 687-2845
CONTACT PERSON:	MR. JOHN KRUZICK
CONTACT POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 687-1629
CONTACT E-MAIL ADDRESS:	drcresources@uniserve.com
WEB SITE ADDRESS:	www.drcresources.com
FOR QUARTER ENDED:	MARCH 31, 2002
DATE OF REPORT(YY/MM/DD):	02/05/20

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

JOHN KRUZICK	***"JOHN KRUZICK"***	02/05/20
DIRECTOR'S NAME	**SIGN(TYPED)**	**DATE SIGNED (YY/MM/DD)**
SHARON ROSS	***"SHARON ROSS"***	02/05/20
DIRECTOR'S NAME	**SIGN(TYPED)**	**DATE SIGNED (YY/MM/DD)**

(Signatures should be entered in TYPED from in quotations)

Schedule "B"

DRC RESOURCES CORPORATION

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT
FOR THE FIRST QUARTER ENDING MARCH 31, 2002
(Prepared by Management)

Item 1.

Deferred Costs: Deferred exploration costs of $23,055 in the quarter and $23,055 during the fiscal year to date are included in the total cost of Resource Properties included in the Consolidated Interim Balance Sheet and detailed in the Schedule of Resource Properties in Schedule "A".

General and Administrative Expenses: $93,346 in the quarter and $93,346 during the fiscal year to date were expended for general expenses pertaining to the day to day administration of a public company as indicated in the Expenses on the Statement of Operations attached in Schedule "A". A write down of $1,000 for a marketable security was recorded for total expenditures of $94,346 for the quarter.

Item 2.

Related Party Transactions: During the first quarter of the year 2002, the Company paid $12,136 for secretarial and accounting services invoiced by a private company in which a director has a 50% interest. A private company controlled by a director was paid a total of $ 26,600 for consulting, deferred exploration costs and property investigation and was issued 100,000 common shares as the 2nd payment for acquisition of the Afton Property.

Item 3.

During the quarter ended March 31, 2002

(a) Securities Issued:

Date Issued	Type of Securities	Type of Issue	Number	Price	Total Proceeds	Consideration	Commission Paid
Jan 10,2002	common	Property payment	100,000	Valued $0.30	Nil	N/A	Nil
Feb 1, 2002	common	Property payment	100,000	Valued $0.30	Nil	N/A	Nil

(b) Options Granted:

Name	Number	Price	Date Granted	Expiry Date
Maurice Lee	195,000	$3.00	02/01/02	02/01/04
ThomasO'Toole Taylor	50,000	$3.00	02/01/02	02/01/04
Sharon L. Ross	25,000	$3.00	02/01/02	02/01/04
Alexa Easton	25,000	$3.00	02/01/02	02/01/04
Marek Mroczek	25,000	$3.00	02/01/02	02/01/04
Total	320,000			

Item 4.

At March 31, 2002

(a) the Authorized Capital of the Company consisted of 40,000,000 common shares without par value, of which

(b) 8,483,766 common shares were issued and outstanding at March 31, 2002

(c) the following options were outstanding:

TYPE OF SECURITY	NUMBER ISSUED	EXERCISE PRICE	EXPIRY DATE	RECORDED VALUE
Options	428,000	*$4.00 per share	Sept. 13, 2002	Nil
Options	90,000	*$4.00 per share	May 9, 2003	Nil
Options	320,000	$3.00 per share	Feb 1, 2004	Nil

* Subsequent to quarter end the Company received the consent of the TSX Venture Exchange to amended the exercise price of 518,000 of the above stock options to $3.00 per share. The amendment is subject to independent shareholder approval for options issued to directors and insiders of the Company.

(d) no common shares were subject to escrow or pooling agreements

Item 5.

At the date this report was signed, the following were the Company's directors and officers:

John H. Kruzick	President & CEO and Director
Sharon L. Ross	Secretary and Director
C. Robert Edington	CFO and Director
Mike Muzylowski	Director

Thomas O'Toole Taylor	Director
Bruno J. Mosimann	Vice President Corporate Development and Finance
Maurice Lee	Vice President Business Development

ADDITIONAL INFORMATION RELATED TO THIS SCHEDULE "B" IS INCLUDED IN THE NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING MARCH 31, 2002 ATTACHED HERETO AS SCHEDULE "A" AND THE MANAGEMENT DISCUSSION AND ANALYSIS ATTACHED HERETO AS SCHEDULE "C"

Schedule "C"

DRC RESOURCES CORPORATION

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT
FOR THE FIRST QUARTER ENDING MARCH 31, 2002
(Prepared by Management)

MANAGEMENT DISCUSSION

Management's Discussion and Analysis ("MD&A") for the quarter ended March 31, 2002 should be read in conjunction with DRC Resources Corporation's (DRC) consolidated financial statement, corresponding notes and Schedule B attached hereto.

Description of Business

Incorporated in 1980, DRC is a resource company with 8.48 million issued shares listed on the TSX Venture Exchange (TSX symbol DRC) and located in Vancouver, British Columbia, Canada. The main project of the Company is the Afton Copper-Gold Property, located 10 kilometers west of Kamloops, British Columbia. The Company also owns resource properties in Alberta, Ontario and Texas.

The Company's business is managed by directors and executive with professional backgrounds and many years mining industry experience, augmented by independent geological and mining engineers retained to advise the Company on its main project.

Progress and Outlook

Year 2001 exploration increased the indicated mineral resource of DRC's Afton Copper-Gold Project by over 50%. In 2002 the Company intends to move forward with the advancement of the Afton Copper Gold Project and to increase the mineral resource through further exploration. With working capital of approximately $4 million, the Company is well funded to proceed with planned exploration. The Company has held and is continuing discussions with senior members of the mining industry with the object of moving the project beyond the exploration stage. The Company has signed confidentiality agreements with a number of mining companies and financial institutions.

On February 1, 2002 the Company announced the appointment of Thomas O'Toole Taylor of Langley, BC to the board of directors, and Maurice Lee of Vancouver, BC as Vice President of Business Development. Mr. Taylor, a previous director of the Company, is being re-appointed to the board of directors. He has had over 10 years of experience with directorships on the board of other public companies. Mr. Lee has over 30 years experience in business development and corporate finance and will apply his expertise and contacts to identifying business opportunities for DRC and the Afton Mine Project.

On February 20, 2002 the Company announced the approval by the CDNX of a Normal Course Issuer Bid to purchase through the facilities of the CDNX, for a period of one year, up to 250,000 common shares, 2.94% of the outstanding issued capital. The Company believes its share price is undervalued. The Company has not purchased any of its own securities through a Normal Course Issuer Bid in the past. Securities will be purchased at price which is not higher than the last independent trade and no abnormal influence will be made to the market price of the shares by the Normal Course Issuer Bid.

Operating Results

During the quarter ended March 31, 2002, DRC incurred a loss after taxes of $48,184 ($0.01 per share) compared to a net gain after taxes of $49,060 ($0.01 per share) for the same period in 2001. Income for the quarter ended March 31, 2002 decreased to $33,434 from $85,282 in the corresponding period in 2001 due to the reduced rate interest rate on working capital invested for future exploration and administration expenditures. Administration costs for the quarter ended March 31, 2002 increased to $92,291 compared to $36,222 for the same period in 2001 due to increased costs related to the introduction of the Afton Copper-Gold Project to the Canadian and International mining and financial communities with the respect to future financings and/or an industry partnership.

The Afton drilling program was shut down for the winter months during this quarter, 2001 drill results were evaluated and a technical reports compiled which accounts for the increase in the administrative costs as indicated below:

Quarterly Budget – For Period Ending March 31, 2002

Administration	Budget	Actual	Over (Under)
Office Supplies and expenses	$ 9,000	$ 22,817	$ 13,817
Salaries of support staff	$15,750	$ 18,302	$ 2,552
Management salaries & Expenses	$27,750	$ 37,407	$ 9,657
Regulatory and transfer agent fees	$ 4,500	$ 4,155	$ (345)
Utilities and telephone	$ 4,500	$ 1,259	$ (3,241)
Rent	$ 6,000	$ 4,786	$ (1,214)
Legal and accounting	$22,500	$ 3,565	$(18,935)
Total	**$90,000**	**$92,291**	**$ 2,291**

Financial Condition - Liquidity & Capital Resources

At March 31, 2002, DRC had cash and cash equivalents of $3,885,602 compared to $4,918,060 as at March 31, 2001. Of the foregoing, approximately $407,000 is committed to exploration

expenditures pursuant to agreements under which flow through shares were issued. Working capital at March 31, 2002 was $4,134,172 compared to working capital of $4,784,340 at March 31, 2001. An improving trend in gold and copper prices has prompted DRC to review all potential courses of action beneficial to all shareholders by attracting financial participation in the Afton Copper-Gold Project. Discussions are on-going with a number of mining companies and financial institutions that have expressed an interest in project participation..

Related Party Transactions

During the quarter ending March 31, 2002, the Company paid $12,136 compared to $10,025 in the quarter ending March 31, 2001, 2000 for secretarial and accounting services invoiced by Allshare Holdings Ltd., a private company in which a director has a 50% interest. During the quarter ended March 31, 2002 the Company paid $26,600 compared to $18,000 in the quarter ended March 31, 2001 for consulting, deferred exploration costs and property investigation services invoiced by Westridge Enterprises Ltd., a private company a director of the Company. Westridge Enterprises Ltd. was also issued 100,000 common shares at a value of $30,000 as the second payment of the Afton Option to Purchase Agreement.

Marketable Securities

As at March 31, 2002, DRC owned 25,000 common shares of Planet Ventures Inc., a junior resource company listed on the TSX Venture Exchange. The value of these securities at date of acquisition was $5,750 market value of these securities at March 31, 2002 was $2,750.

Exploration and Development

During the quarter ending March 31, 2002, DRC incurred exploration and development expenditures of $58,717 compared to $120,151 for the same period in 2001. The difference in exploration costs during the repective periods is due to the later starting date for the year 2002 Afton diamond drilling program which was after the end of the first quarter.

The $4,700,000 Exploration Program Budget recommended by J.J. McDougall & Associates in their January 24th, 2001 Engineering Report and disclosed in the August 3rd, 2001 Final Prospectus was adopted by the Company as its Afton Copper-Gold Project budget. The Engineering Report did not break down project cost estimates on a month by month basis.

The following is a breakdown of budgeted and actual expenditures for the quarter and the year, with budget remainder (overage) at year-end.

Exploration	Budget Amount for Entire Program	Expended During Quarter Ending March 31, 2002	Total Expended To Mar. 31, 2002	Budget Remainder (Overage)
Diamond Drilling	$2,500,000	$ 36	$ 1,274,631	$1,225,369

Assaying	200,000	-	87,352	112,648
Accommodation and Meals	100,000	4,018	58,071	41,929
Technical personnel salaries*	500,000	49,811	593,851*	(93,851)
Support personnel salaries	100,000	3,270	70,530	29,470
Vehicles and fuel	50,000	-	25,915	24,085
Metallurgical testing	50,000	-	12,000	38,000
Pre-feasibility study	700,000	-	-	-
Contingencies	500,000	1,582	37,988	462,011
Total	**$4,700,000**	**$ 58,717**	**$2,160,338**	**$2,539,661**

*included in the total expenditure are contract work done by Behre, Dolbear & Company Ltd. for preparation of the Scoping Study, by J.J. McDougall for preparation of the 2001 Mineral Resource Study and $10,000 of metallurgical testing by Process Research Associates in preparing for Preliminary Flotation Studies on the Afton Mine Project, together with additional invoiced support work for those programs by the Company's manager, project manager, geologists, and engineers.

Project costs during this quarter were lower due to the fact that the diamond drill program at Afton was shut down for the winter. Technical personnel salaries remainded constant due to the Engineering Studies that the Company commissioned on the Afton Copper-Gold Project.

To March 31, 2002 78,141 feet of diamond drilling has been completed at a total drilling cost of $1,274,631. The average drilling cost per foot was $16.31. The amount remaining in the budget for diamond drilling was $1,225,369. With 1,859 feet remaining to be drilled of the budgeted 80,000 feet, it appears the Company will be significantly under budget for the drilling by approximately $1,195,050.

With respect to an independent investment opinion on the Afton Copper-Gold Project in The Market Insight Research Report prepared by Georgia Pacific Securities in January, 2002, the Company notes that the economic analysis was applied to the total of the indicated and inferred resource categories which does not conform with section 2.3(1) (b) of NI 43-101

In 2002 the Company plans a continuation of the $4.7 million Diamond Drill Exploration Program recommended by the Company's independent engineer in the January 24, 2001 technical report. The Company's objective will be to extend the Afton main zone towards the surface and to the southwest beyond the previously outlined copper-gold mineralization. Drilling commenced during the week of April 22, 2002. The Company's geologist is of the opinion that additional exploration is required before a Pre-feasibility study will be commissioned.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC's properties. Even excellent surface indications are no guarantee of finding mineral deposits at depth. Mineral commodity prices and exchange rates can fluctuate and affect the economics of mineral deposits. Financial markets can sometimes be negative toward junior exploration companies.

Subsequent Events

On April 17, 2002, DRC Resources' independent engineers completed the preparation of a year end mineral resource study from the 2001 Diamond Drilling in compliance with National Instrument 43-101. In 2000-2001 the company drilled 49 NQ Diamond Drill Holes totaling 23,800 metres (78,000 ft), of which 38 drill holes intersected the mineral zone, testing the copper-gold mineralization over a length of 850 metres (2800 ft).

Disclaimer

The information contained herein is prepared by the company and believed to be accurate but has not been independently audited or verified and is provided for informational purposes. This information is not to be construed as an offer nor as a recommendation to buy or sell securities. DRC Resources Corporation, its officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.

Cautionary Note

It should be noted that some of the statements contained in this presentation are not historical facts but may be forward-looking statements. Estimates and statements that describe the Company's future plans, objectives or goals are examples of forward-looking statements and such statements may include words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statement address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals, legislative, environmental and other regulatory, political and competitive developments in areas in which the Company operates.

US Investors Should Note: *The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as "resources", "possible ore reserves" that the SEC guidelines strictly prohibit us from including in filings with the SEC.*



Geologists Inspecting Drill Core



Mill and Workshop



AFTON COPPER-GOLD PROJECT

DRC Resources Corporation has $4 Million in working capital to continue the exploration and development on the Afton Copper-Gold Property, located 10 km (6 miles) west of Kamloops, B.C.

HIGHLIGHTS

- Afton Indicated Mineral Resource Increased to 38.9 Million Tons
- Mineral Zone open to the Southwest and Northeast
- 49 Diamond Drill Holes 23,800 metres (78,000 ft) completed to date
- $1.1 Million Diamond Drilling Program for 2002
- $4.7 Million overall Exploration Program continues

AFTON MINERAL RESOURCE

DRC Resources increased the Mineral Resource for the Afton Main Zone by 12.7 Million Tons (11.8 Million Tonnes) to a current Indicated Mineral Resource of 37.7 Million Tons (34.3 Million Tonnes) of 2.32% Copper Equivalent (1.55% Cu, 0.04 oz/t Au, 0.004 oz/t Pd, 0.11 oz/t Ag) with an additional estimated Inferred Mineral Resource of 4.8 Million Tons (4.4 Million Tonnes) of an assumed grade of 2.32% Copper Equivalent. The Afton Northeast Zone is estimated to have a current Indicated Mineral Resource of 1.2 Million Tons (1.1 Million Tonnes) of 1.40% Copper Equivalent (1.02% Cu, 0.03 oz/t Au, 0.003 oz/t Pd, 0.17 oz/t Ag) *(Reference: Mineral Resource Study 2000-2001, dated April 17, 2002, by J.J. McDougall, P.Eng., an independent qualified person in compliance with NI 43-101)*

With the favorable 2001 exploration results the Company is continuing with the overall $4.7 Million Diamond Drill Exploration Program as recommended in the engineering report dated January 24, 2001. An independent Mineral Resource Study on the Afton Project, based on 2000-2001 diamond drilling, was completed in early 2002 and recommended a $1.1 Million Surface Diamond Drill Program in the next phase. This will bring the total exploration expenditure for the Afton Project to $3.3 million.

BEHRE DOLBEAR SCOPING STUDY

Behre Dolbear & Company's 2001 Scoping Study determined the Afton Project has favorable economic possibilities with low production costs, moderate capital requirements, and relatively low environmental concerns. (For 25 Million tons Indicated Mineral Resource)

- Block Caving: 4500 tons/day
- Net Smelter Return: C$51.57 /ton
- Total Operating Costs: C$22.19 /ton
- Net Income Before Tax : C$29.38/ton
- Life of Mine Net Income (undiscounted) :
  - Before Tax C$734,685,000
  - After Tax C$376,417,000
- Internal Rate of Return 32.3%

PROCESS RESEARCH METALLURGICAL STUDY

Process Research Associates' 2001 flotation study indicates excellent metal recovery: copper 89%, gold 90%, palladium 76%, platinum 99%, and silver 90%. (Core samples for 2000)

OTHER PROJECTS

- Ajax-Python Copper-Gold Property, 10 km southeast of Afton Project.
- Alberta Diamond Project, 12 Mineral Permits
- Timmins, Ontario, Polymetallic Mineral Property
- Hondo County, Texas, royalty interest in Producing Oil Wells

CORPORATE INFORMATION

Bank: HSBC, Vancouver, B.C.
Transfer Agent: Computershare, Vancouver, B.C.
Accountant: Beauchamp & Company, Vancouver, B.C.

TRADING INFORMATION

8,483,766 Common Shares Outstanding
TSX Venture Exchange - DRC
U.S. Rule 12g3-2(b) Exemption #82-713
Working Capital: $4,000,000

MANAGEMENT TEAM

John H. Kruzick
President/CEO/Geologist
C. Robert Edington
CFO/Director
Sharon L. Ross
Secretary/Director
Mike Muzylowski
Director/Geologist
Thomas O'Toole Taylor
Director
Bruno J. Mosimann
V.P. Corporate Development & Finance
Maurice Lee
V.P. Business Development

ADVISORS

James Douglas Little, P. Eng.
Steven G. Lightburn, B.Sc.
A.D. McCutcheon, P. Eng.

CONSULTANTS

Behre Dolbear & Company Ltd.
Process Research Associates Ltd.
James J. McDougall & Associates, P.Eng.
Douglas A. Knight, BASc.
John C. Ball, B.Sc.

Cautionary Note: Statements in this report are a preliminary assessment of potential economics under a certain set of parameters and assumptions. The indicated mineral resource is not a mineral reserve and does not demonstrate economic viability. Further studies will be required to determine economic viability. The Company relies on litigation protection for "forward-looking" statements.

#601 - 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5
Tel: (604) 687-1629 Fax: (604) 687-2845 E-Mail: drcresources@uniserve.com
DRC Website: drcresources.com

June 2002
Printed in Canada



Geologists Logging Drill Core



Diamond Drill



Afton Property

Afton Copper-Gold Project

DRC Resources Corporation

(TSXV-DRC)


MINED 1978-1987
24 Million Tons (21.6 Million Tonnes)
1.30% Copper Equivalent
1.0% Cu, 0.017 oz/tonne Au
Southwest
Northeast
800 Metres
700
600
500
400
300
200
100
0
Sea Level
-100
-200
-300
-400
OPEN
OPEN
OPEN
AFTON MINERAL ZONE
0
100
200
300
400
500
600
800 Metres

MAIN ZONE

Indicated Mineral Resource
37.7 Million Tons (34.3 Million Tonnes)
2.32% Copper Equivalent
1.55% Cu
0.04 oz/tonne Au
0.004 oz/tonne Pd
0.11 oz/tonne Ag

Inferred Mineral Resource
4.8 Million Tons (4.4 Million Tonnes)
2.32% Copper Equivalent (assumed)

NORTHEAST ZONE

Indicated Mineral Resource
1.2 Million Tons (1.1 Million Tonnes)
1.40% Copper Equivalent
1.02% Cu
0.03 oz/tonne Au
0.003 oz/tonne Pd
0.17 oz/tonne Ag

Metal Prices (US): Cu ($0.70/pound), Au ($300/oz), Pd ($400/oz), Ag ($4.50/oz)

Mineralization Intersected Over **850 m (2800 ft)** in Length (open), **780 m (2550 ft)** in Depth (open), averaging **70 m (230 ft)** in Width

49 Diamond Drill Holes 23,800 m (78,000 ft) in 2000 and 2001

2002 Mineral Resource Study Estimates 38.9 Ton (Total) Indicated Mineral Resource

2001 Behre Dolbear Scoping Study Indicates Favourable Economics

2001 Metallurgy Study Indicates Excellent Recovery

2002 Diamond Drill Program ($1.1 Million)

Working Capital $4 Million

Technical illustration based on current drilling, subject to revision.

www.drcresources.com



Indicated Mineral Resource
Main Zone - Sections 4 to 13
34.3 Million Tonnes
Cu - 1.55%
Au - 1.14 g/tonne (0.0366 oz/tonne)
Pd - 0.125 g/tonne (0.004 oz/tonne)
Ag - 3.42 g/tonne (0.11oz/tonne)
2.32% Copper Equivalent
Metal Prices (U.S.$): Cu $1,540/tonne ($0.70lb), Au $8.75/g ($300/oz), Pd $11.67/g ($400/oz), Ag $0.13/g ($4.50/oz)
Indicated Resource Northeast Zone
1.1 million tonnes
Cu - 1.02%
Au - 0.86 g/tonne (0.027 oz/tonne)
Pd - 0.10 g/tonne (0.003 oz/tonne)
Ag - 5.49 g/tonne (0.17 oz/tonne)
1.40% Copper Equivalent
PIT BOTTOM
PIT RIM
Road
Abandoned
Open
5615100N
5614900N
5614700N
5614500N
675000E
675200E
675400E
675800E
N
3.72% / 24 = Copper Equivalent / Metres
Interval In Metres
0.2 - 1% Copper Equivalent
Diamond Drill Hole (2000 and 2001)
Dip / Azimuth at Collar
For Drill Intersections
Metal prices used to calculate copper equivalent
Cu - $US 0.80/lb
Au - $US 280/oz
Pd - $US 600/oz
Ag - $US 5/oz
Copper-Gold Mineral Zone
AFTON COPPER-GOLD PROJECT
DIAMOND DRILL PLAN
DRC Resources Corporation
0 150 300 Feet
0 10 50 100 Metres

Drawing is geological interpretation of current drilling, subject to revision.